Filed by Tyco International Ltd.
              Pursuant to Rule 425 Under the Securities Act of 1933
                         Filers: Tyco International Ltd.
                        Subject Company: InnerDyne, Inc.
            File Number for Related Registration Statement: 333-48180


FOR IMMEDIATE RELEASE
Tuesday, November 21, 2000



CONTACTS:
TYCO:
Investor Relations                          Media Relations
J. Brad McGee                               Judith Czelusniak
Executive Vice President,                   Senior Vice President,
Chief Strategy Officer                      Corporate Relations
Tyco International (US) Inc.                Tyco International (US) Inc.
(603) 778-9700                              (561) 988-7424

INNERDYNE:
William G. Mavity
President/CEO
InnerDyne, Inc.
(408) 745-6010


                          FTC GRANTS EARLY TERMINATION
                          FOR INNERDYNE EXCHANGE OFFER

PEMBROKE, Bermuda and SUNNYVALE, Calif., November 21, 2000 - Tyco International Ltd. (NYSE: TYC; LSE: TYI; BSX: TYC), a diversified manufacturing and service company, and InnerDyne, Inc. (Nasdaq: IDYN), a medical manufacturer and distributor of patented radial dilating access devices used in minimally invasive surgical procedures, today announced that the Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Act relating to the exchange offer of Tyco Acquisition Corp. X for the common stock of InnerDyne.

Tyco Acquisition is offering to exchange a fraction of a Tyco common share valued at $7.50, determined as described in the prospectus for the offer, for each share of InnerDyne common stock. The offer is scheduled to expire at 12:00 midnight on Wednesday, November 29, 2000.

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ABOUT INNERDYNE
InnerDyne designs, develops and manufactures minimally invasive surgical access products that incorporate the company's proprietary radial dilation technology, including the patented Step(TM) expandable needle system. Radial dilation provides surgical access through expansion of a very small opening using progressively larger blunt instruments.

ABOUT TYCO INTERNATIONAL LTD.
Tyco International Ltd. is a diversified manufacturing and service company. Tyco is the world's largest manufacturer and servicer of electrical and electronic components; the world's largest designer, manufacturer, installer and servicer of undersea telecommunications systems; the world's largest manufacturer, installer and provider of fire protection systems and electronic security services; and the world's largest manufacturer of flow control valves. Tyco also holds strong leadership positions in disposable medical products, diagnostic imaging, bulk pharmaceuticals, wound closure, plastics and adhesives. Tyco operates in more than 100 countries and has reported fiscal 2000 sales of approximately $28.9 billion.

Tyco has filed a registration statement on Form S-4, a Schedule TO, a preliminary prospectus and other documents relating to the exchange offer and InnerDyne has filed the related solicitation/recommendation statement on
Schedule 14D-9 with the SEC. Copies of these documents and other documents filed by Tyco and InnerDyne with the SEC may be obtained at the SEC's web site at http://www.sec.gov. These documents may also be obtained from Tyco or from InnerDyne by directing requests to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, tel: (441) 292-8674; or to InnerDyne, Inc., 1244 Reamwood Avenue, Sunnyvale, CA 94089, tel: (408) 745-6010.

Documents may also be obtained from MacKenzie Partners, Inc., the information agent for the offer, 156 Fifth Avenue, New York, New York 10010, (212) 929-5500 (call collect) or (800) 322-2885 (toll free).

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